

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2013

Via Email

Eric Kotch
Chief Financial Officer
OSL Holdings, Inc.
60 Dutch Hill Road, Suite 15
Orangeburg, New York 10962

> **Re:** **OSL Holdings, Inc.**
> **Form 10-K for the fiscal year ended August 31, 2012**
> **Filed December 14, 2012**
> **File No. 001-32658**

Dear Mr. Kotch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended August 31, 2012

Item 9A. Controls and Procedures

Report of Management on Internal Control over Financial Reporting, page 19

We note that you identified two material weaknesses in your internal control over financial reporting structure. Along with identifying and describing these material weaknesses as you have done, you are also required to state your conclusion on your internal controls over financial reporting as either effective or not effective. Although it appears, based on the material weaknesses identified, that you have determined your internal controls over financial reporting to be not effective, you must revise this section of the document to clearly state your conclusion. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief